Exhibit 3.9

ARTICLES OF ORGANIZATION

OF

OSHKOSH COMMERCIAL PRODUCTS, LLC

Pursuant to Section 183.0202 of the Wisconsin Statutes, the undersigned hereby adopts the following Articles of Organization for the purpose of forming the limited liability company herein described (the “Company”):

ARTICLE I

The Company is organized under Chapter 183 of the Wisconsin Statutes.

ARTICLE II

The name of the Company is Oshkosh Commercial Products, LLC.

ARTICLE III

The address of the Company’s initial registered office in the State of Wisconsin is 8020 Excelsior Drive Suite 200, Madison, WI 53717.  The name of the Company’s initial registered agent at such address is CT Corporation System.

ARTICLE IV

Management of the Company shall be vested in the sole member of the Company.

ARTICLE V

The name and address of each person organizing the Company is as follows:  Spencer T. Moats c/o Foley & Lardner LLP, 777 East Wisconsin Avenue, Milwaukee, Wisconsin 53202.